Paul Hastings LLP

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July 15, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Revised Preliminary Proxy Soliciting Materials for:
Elfun Government Money Market Fund (File No. 811-05904)
Elfun Tax-Exempt Income Fund (File No. 811-02735)
Elfun Income Fund (File No. 811-03715)

Ladies and Gentlemen:

On behalf of the above-named registrants (the “Registrants”), we hereby respond to the oral comments provided by the staff of the Securities and Exchange Commission on July 15, 2014, with respect to the Registrants’ revised combined preliminary proxy soliciting materials filed on July 11, 2014.

Those comments are repeated below and organized in the same fashion as presented by the Commission’s staff. These responses are based on discussions with, and information from, the Registrant.

1.	Comment: On page 15, under the heading “Effect of Proposed Changes . . . .” please revise the last sentence of that paragraph to avoid the implication that risks would increase only if the newly permitted investments were fully used up to the extent allowed. Less usage also may increase risks.

Response: Comment accepted. That sentence has been revised to remove the words “to the extent allowed.”

2.	Comment: On page 22, under Proposal 3F, please add the last sentence in the “Risk” section, which refers to amending the prospectus to disclose risks, in the risk section of other proposals that allow a new or increased type of investment.

Response: Comment accepted. The Registrant has added a substantially similar sentence to the risk section of other proposals that permit a new or increased investment technique.

Securities and Exchange Commission

July 15, 2014

3.	Comment: On page 25, under Proposal 3I related to short selling, please explain that the proposed change is intended to allow flexibility for the future use of short sales rather than saying the proposal on senior securities is sufficient to control improper short sales. Please also state under the “Risk” section that the Funds do not intend at this time to engage in short sales, which should support the first sentence of that section, which says that management of the Fund would not be affected “at this time.”

Response: Comment accepted. That disclosure has been revised accordingly.

4.	Comment: On page 26, under Proposal 3J related to investments in other investment companies, please disclose the risks of investing in ETFs and closed-end funds, as well as addressing the prior comments about the intent to make those investments and a prospectus amendment.

Response: Comment accepted. The disclosure has been revised accordingly.

5.	Comment: On page 28, under Proposal 3M related to investments in options, please add more risk disclosure specifically related to options, as well as addressing the prior comments about the intent to make those investments and a prospectus amendment.

Response: Comment accepted. The disclosure has been revised accordingly.

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We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ DAVID A. HEARTH

David A. Hearth

for PAUL HASTINGS LLP

cc: GE Asset Management Incorporated